Exhibit 99.5

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Nine Months Ended December 31, 2017

(Expressed in thousands of US dollars, except per share figures or otherwise stated)

Table of Contents

1.	Core Business and Strategy	2
2.	Third Quarter of Fiscal Year 2018 Highlights	2
3.	Operating Performance	3
4.	Investment in New Pacific Metals Corp. (“NUAG”)	12
5.	Third Quarter Fiscal 2018 Financial Results	14
6.	Liquidity and Capital Resources	17
7.	Financial Instruments and Related Risks	19
8.	Off-Balance Sheet Arrangements	21
9.	Transactions with Related Parties	21
10.	Alternative Performance (Non-IFRS) Measures	22
11.	Critical Accounting Policies and Estimates	30
12.	New Accounting Standards	31
13.	Other MD&A Requirements	32
14.	Outstanding Share Data	32
15.	Risks and Uncertainties	33
16.	Disclosure Controls and Procedures	36
17.	Changes in Internal Control over Financial Reporting	36
18.	Directors and Officers	36
Forward Looking Statements		37

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated financial statements for the three and nine months ended December 31, 2017 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2017, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F. The Company reports its financial position, results of operations and cash flow in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Silvercorp’s significant accounting policies are set out in Note 2 of the unaudited condensed consolidated financial statements for the three and nine months ended December 31, 2017, as well as Note 2 to the audited consolidated financial statements for the year ended March 31, 2017. This MD&A refers to various non-IFRS measures, such as total and cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of by-product credits, cash flow from operations per share, adjusted net income and adjusted earning per share, and production costs per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations, in section 10 of this MD&A. Figures may not add due to rounding.

This MD&A is prepared as of February 7, 2018 and expressed in thousands of U.S. dollars, except share, per share, unit cost, and production data, unless otherwise stated.

1. Core Business and Strategy

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China. Silvercorp is a leading primary silver producer in China through the operation of several silver-lead-zinc mines at the Ying Mining District in Henan Province, China and its GC silver-lead-zinc mine in Guangdong Province, China. The Company’s shares are traded on Toronto Stock Exchange and commencing May 15, 2017, on NYSE American Stock Exchange.

2. Third Quarter of Fiscal Year 2018 Highlights

  Net income attributable to equity shareholders of $12.7 million, or $0.08 per share1 , compared to net income attributable to equity shareholders of $13.1 million, or $0.08 per share in the prior year quarter;

  Gross margin of 52% compared with 55% in the prior year quarter;

  Sales of $44.4 million, down $3.4 million or 7%, compared to $47.8 million in the prior year quarter;

  Inventories of silver-lead concentrate of 6,234 tonnes, valued at approximately $16.0 million, an increase of $4.5 million or 39%, compared to 4,666 tonnes valued at approximately $11.5 million in the prior year quarter;

  Silver, lead, and zinc metals sold amounted to approximately 1.5 million ounces silver, 15.8 million pounds lead, and 6.4 million pounds zinc, compared to 1.7 million ounces silver, 19.5 million pounds lead, and 5.7 million pounds zinc in the prior year quarter;

  Head grades were 315 grams per tonne (“g/t”) for silver, 4.5% for lead, and 1.0% for zinc at the Ying Mining District, compared to 303 g/t for silver, 4.8% for lead and 0.8% for zinc in the prior year quarter;

  Total and cash mining costs per tonne ore2 of $74.16 and $56.11, respectively, compared to $67.12 and $47.52 in the prior year quarter;

  Cash cost per ounce of silver2 , net of by-product credits, of negative $5.92, compared to negative $5.48 in the prior year quarter;

  All-in sustaining cost per ounce of silver2 , net of by-product credits, of $3.16, compared to $1.87 in the prior year quarter;

____________________
1 Earnings per share refers to basic earnings per share
2 Non IFRS measure, please refer to section 10 for reconciliation

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  Spent $1.8 million to buyback 788,000 common shares of the Company;

  Paid $1.7 million dividend to equity shareholders of the Company;

  Invested $3.8 million to participate in a private placement of New Pacific Metals Corp; and,

  Ended the quarter with $113.3 million in cash and cash equivalents and short-term investments, an increase of $16.8 million or 17% compared to $96.5 million as at March 31, 2017.

3. Operating Performance

The following table summarizes consolidated and each mining district’s operational information for the three months ended December 31, 2017:

		Three months ended December 31, 2017
		Ying Mining District[1]	GC2	Total
Production Data
Mine Data
	Ore Mined (tonne)	166,619	85,665	252,284
	Ore Milled (tonne)	167,543	88,494	256,037
+	Mining cost per tonne of ore mined ($)	90.12	43.10	74.16
	Cash mining cost per tonne of ore mined ($)	66.71	35.48	56.11
	Non cash mining cost per tonne of ore mined ($)	23.41	7.62	18.05
+	Unit shipping costs($)	4.05	-	2.69
+	Milling cost per tonne of ore milled ($)	11.87	16.45	13.45
	Cash milling cost per tonne of ore milled ($)	9.84	14.09	11.31
	Non cash milling cost per tonne of ore milled ($)	2.03	2.36	2.14
+	Average Production Cost
	Silver ($ per ounce)	5.64	5.91	5.86
	Gold ($ per ounce)	380	-	406
	Lead ($ per pound)	0.44	0.58	0.47
	Zinc ($ per pound)	0.49	0.64	0.52
	Other ($ per pound)	0.45	-	0.01
+	Total production cost per ounce of Silver, net of by-product credits ($)	(1.87)	(10.95)	(3.04)
+	Total cash cost per ounce of Silver, net of by-product credits ($)	(4.53)	(15.34)	(5.92)
+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	2.13	(4.52)	3.16
+	All-in cost per ounce of Silver, net of by-product credits ($)	2.97	(7.23)	3.50
	Recovery Rates
	Silver (%)	95.8	73.6	92.7
	Lead (%)	96.4	83.9	94.6
	Zinc (%)	57.3	81.3	71.7
	Head Grades
	Silver (gram/tonne)	315	97	240
	Lead (%)	4.5	1.4	3.4
	Zinc (%)	1.0	2.8	1.6
Concentrate in stock
	Lead concentrate (tonne)	6,200	34	6,234
	Zinc concentate (tonne)	230	60	290
Sales Data
Metal Sales
	Silver (in thousands of ounces)	1,322	196	1,518
	Gold (in thousands of ounces)	0.7	-	0.7
	Lead (in thousands of pounds)	13,487	2,263	15,750
	Zinc (in thousands of pounds)	2,006	4,399	6,405
Metal Sales
	Silver (in thousands of $)	17,718	2,088	19,806
	Gold (in thousands of $)	632	-	632
	Lead (in thousands of $)	14,045	2,378	16,423
	Zinc (in thousands of $)	2,337	5,048	7,385
	Other (in thousands of $)	100	6	106
		34,832	9,520	44,352
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	13.40	10.65	13.05
	Gold ($ per ounce)	903	-	903
	Lead ($ per pound)	1.04	1.05	1.04
	Zinc ($ per pound)	1.17	1.15	1.15

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consis ts of 52.5% from lead concentrates and 21.1% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.
+ Non-IFRS measures, see section 10 for reconciliation

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the three months ended December 31, 2016:

		Three months ended December 31, 2016
		Ying Mining
		District[1]	GC2	Total
Production Data
Mine Data
	Ore Mined (tonne)	171,303	81,481	252,784
	Ore Milled (tonne)	182,259	81,080	263,339
+	Mining cost per tonne of ore mined ($)	80.53	38.90	67.12
	Cash mining cost per tonne of ore mined ($)	55.21	31.34	47.52
	Non cash mining cost per tonne of ore mined ($)	25.32	7.56	19.60
+	Unit shipping costs($)	3.92	-	2.67
+	Milling cost per tonne of ore milled ($)	11.03	15.50	12.40
	Cash milling cost per tonne of ore milled ($)	9.09	13.09	10.32
	Non cash milling cost per tonne of ore milled ($)	1.94	2.41	2.08
+	Average Production Cost
	Silver ($ per ounce)	5.41	5.68	5.67
	Gold ($ per ounce)	401	-	434
	Lead ($ per pound)	0.37	0.55	0.40
	Zinc ($ per pound)	0.32	0.49	0.35
	Other ($ per pound)	-	3.99	2.88
+	Total production cost per ounce of Silver, net of by-product credits ($)	(1.81)	(8.45)	(2.50)
+	Total cash cost per ounce of Silver, net of by-product credits ($)	(4.60)	(13.11)	(5.48)
+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	1.34	(6.12)	1.87
+	All-in cost per ounce of Silver, net of by-product credits ($)	1.46	(4.77)	2.12
	Recovery Rates
	Silver (%)	95.1	75.4	92.8
	Lead (%)	96.7	85.5	95.4
	Zinc (%)	47.5	86.5	70.9
	Head Grades
	Silver (gram/tonne)	303	89	237
	Lead (%)	4.8	1.4	3.7
	Zinc (%)	0.8	2.8	1.5
Concentrate in stock
	Lead concentrate (tonne)	4,656	10	4,666
	Zinc concentate (tonne)	670	29	699
Sales Data
Metal Sales
	Silver (in thousands of ounces)	1,555	179	1,734
	Gold (in thousands of ounces)	0.7	-	0.7
	Lead (in thousands of pounds)	17,269	2,214	19,483
	Zinc (in thousands of pounds)	1,210	4,478	5,688
	Other (in thousands of pound)	-	28	28
Metal Sales
	Silver (in thousands of $)	21,664	1,746	23,410
	Gold (in thousands of $)	723	-	723
	Lead (in thousands of $)	16,658	2,085	18,743
	Zinc (in thousands of $)	995	3,775	4,770
	Other (in thousands of $)	-	192	192
		40,040	7,798	47,838
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	13.93	9.75	13.50
	Gold ($ per ounce)	1,033	-	1,033
	Lead ($ per pound)	0.96	0.94	0.96
	Zinc ($ per pound)	0.82	0.84	0.84

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 51.0% from lead concentrates and 24.4% from zinc concentrates .
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.
+ Non-IFRS measures , see section 10 for reconciliation

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the nine months ended December 31, 2017:

		Nine months ended December 31, 2017
		Ying Mining
		District[1]	GC2	Consolidated
Production Data
Mine Data
	Ore Mined (tonne)	500,321	216,341	716,662
	Ore Milled (tonne)	506,448	218,086	724,534
+	Mining cost per tonne of ore mined ($)	82.72	44.12	71.07
	Cash mining cost per tonne of ore mined ($)	60.45	36.33	53.17
	Non cash mining cost per tonne of ore mined ($)	22.27	7.79	17.90
+	Unit shipping costs($)	3.93	-	2.75
+	Milling cost per tonne of ore milled ($)	10.80	17.46	12.81
	Cash milling cost per tonne of ore milled ($)	8.80	14.60	10.55
	Non cash milling cost per tonne of ore milled ($)	2.00	2.86	2.26
+	Average Production Cost
	Silver ($ per ounce)	5.74	6.35	6.04
	Gold ($ per ounce)	424	-	458
	Lead ($ per pound)	0.41	0.59	0.44
	Zinc ($ per pound)	0.46	0.63	0.48
	Other ($ per pound)	0.39	0.01	0.02
+	Total production cost per ounce of Silver, net of by-product credits ($)	(1.40)	(7.60)	(2.12)
+	Total cash cost per ounce of Silver, net of by-product credits ($)	(4.03)	(12.19)	(4.97)
+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	2.25	(3.59)	3.35
+	All-in cost per ounce of Silver, net of by-product credits ($)	2.69	(3.53)	3.75
	Recovery Rates
	Silver (%)	95.7	76.1	93.3
	Lead (%)	96.3	85.2	94.9
	Zinc (%)	51.7	81.2	68.9
	Head Grades
	Silver (gram/tonne)	304	99	242
	Lead (%)	4.5	1.5	3.6
	Zinc (%)	0.9	2.8	1.4
Concentrate in stock
	Lead concentrate (tonne)	6,200	34	6,234
	Zinc concentate (tonne)	230	60	290
Sales Data
Metal Sales
	Silver (in thousands of ounces)	4,118	540	4,658
	Gold (in thousands of ounces)	2.4	-	2.4
	Lead (in thousands of pounds)	42,531	6,066	48,597
	Zinc (in thousands of pounds)	5,030	11,954	16,984
	Other (in thousands of pounds)	524	16,190	16,714
Metal Sales
	Silver (in thousands of $)	56,850	5,735	62,585
	Gold (in thousands of $)	2,448	-	2,448
	Lead (in thousands of $)	41,728	5,948	47,676
	Zinc (in thousands of $)	5,604	12,548	18,152
	Other (in thousands of $)	495	234	729
		107,125	24,465	131,590
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	13.81	10.62	13.44
	Gold ($ per ounce)	1,020	-	1,020
	Lead ($ per pound)	0.98	0.98	0.98
	Zinc ($ per pound)	1.11	1.05	1.07

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG a nd HZG.
2 GC Silver recovery rate consists of 55.4% from lead concentrates and 20.7% from zinc concentrates .
2 GC Silver sold in zinc concentrates is subjected to higher smelter a nd refining charges which lowers the net silver selling price.
+ Non-IFRS measures, see section 10 for reconciliation

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the nine months ended December 31, 2016:

		Nine months ended December 31, 2016
		Ying Mining
		District[1]	GC2	Total
Production Data
Mine Data
	Ore Mined (tonne)	524,005	220,522	744,527
	Ore Milled (tonne)	530,160	220,767	750,927
+	Mining cost per tonne of ore mined ($)	78.46	39.05	66.79
	Cash mining cost per tonne of ore mined ($)	52.18	31.04	45.92
	Non cash mining cost per tonne of ore mined ($)	26.28	8.01	20.87
+	Unit shipping costs($)	3.86	-	2.72
+	Milling cost per tonne of ore milled ($)	11.35	16.47	12.86
	Cash milling cost per tonne of ore milled ($)	9.31	13.76	10.62
	Non cash milling cost per tonne of ore milled ($)	2.04	2.71	2.24
+	Average Production Cost
	Silver ($ per ounce)	5.93	6.70	6.23
	Gold ($ per ounce)	434	-	468
	Lead ($ per pound)	0.33	0.49	0.35
	Zinc ($ per pound)	0.29	0.46	0.32
	Other ($ per pound)	-	0.02	0.02
+	Total production cost per ounce of Silver, net of by-product credits ($)	0.39	(2.52)	0.10
+	Total cash cost per ounce of Silver, net of by-product credits ($)	(2.50)	(7.15)	(2.95)
+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	3.11	(1.29)	3.96
+	All-in cost per ounce of Silver, net of by-product credits ($)	3.81	(0.63)	4.65
	Recovery Rates
	Silver (%)	95.4	76.2	93.2
	Lead (%)	96.4	86.3	95.2
	Zinc (%)	46.0	86.3	68.0
	Head Grades
	Silver (gram/tonne)	305	94	243
	Lead (%)	4.7	1.5	3.7
	Zinc (%)	1.0	2.9	1.5
Concentrate in stock
	Lead concentrate (tonne)	4,656	10	4,666
	Zinc concentate (tonne)	670	29	699
Sales Data
Metal Sales
	Silver (in thousands of ounces)	4,675	511	5,186
	Gold (in thousands of ounces)	2.6	-	2.6
	Lead (in thousands of pounds)	49,898	6,237	56,135
	Zinc (in thousands of pounds)	4,815	11,991	16,806
	Other (in thousands of pound)	-	8,579	8,579
Metal Sales
	Silver (in thousands of $)	65,953	5,268	71,221
	Gold (in thousands of $)	2,682	-	2,682
	Lead (in thousands of $)	38,723	4,656	43,379
	Zinc (in thousands of $)	3,308	8,514	11,822
	Other (in thousands of $)	-	303	303
		110,666	18,741	129,407
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	14.11	10.31	13.73
	Gold ($ per ounce)	1,032	-	1,032
	Lead ($ per pound)	0.78	0.75	0.77
	Zinc ($ per pound)	0.69	0.71	0.70

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 54.2% from lead concentrates and 22.0% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher s melter and refining charges which l ower the net silver selling price.
+ Non-IFRS measures, see section 10 for reconciliati on

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a) Mine and Milling Production

For the three months ended December 31, 2017 (“Q3 Fiscal 2018”), on a consolidated basis, the Company mined 252,284 tonnes of ore in Q3 Fiscal 2018, comparable to 252,784 tonnes in the three months ended December 31, 2016 (“Q3 Fiscal 2017”). Ore milled were 256,037 tonnes, compared to 263,339 tonnes of ore milled in Q3 Fiscal 2017.

For the nine months ended December 31, 2017, on a consolidated basis, the Company mined 716,662 tonnes of ore, a decrease of 4% or 27,865 tonnes, compared to 744,527 tonnes mined in the same prior year period. Correspondingly, ore milled decreased 4% to 724,534 tonnes compared to 750,927 tonnes. Ore mined at the Ying Mining District decreased by 5% or 23,684 tonnes to 500,321 tonnes from 524,005 tonnes. For the nine months ended December 31, 2017, at the Ying Mining District, approximately 5,000 tonnes of ore production were affected by the power downtime arising from power grid update work by the State Grid Corporation of China and approximately 15,000 tonnes of ore production were affected by the public safety measures, such as explosive supply limitation and temporary suspension of mining activities, brought by the local governments for the 19th National Congress of Communist Party of China.

(b) Metal Sales

In Q3 Fiscal 2018, the Company sold approximately 1.5 million ounces of silver, 700 ounces of gold, 15.8 million pounds of lead, and 6.4 million pounds of zinc, compared to 1.7 million ounces of silver, 700 ounces of gold, 19.5 million pounds of lead, and 5.7 million pounds of zinc, respectively, in Q3 Fiscal 2017. The decrease of silver and lead sold was mainly due to silver-lead concentrate inventory built up.

As at December 31, 2017, silver-lead concentrate inventories were 6,234 tonnes containing approximately 0.7 million ounces of silver and 6.9 million pounds of lead, an increase of 34% or 1,568 tonnes, compared to 4,666 tonnes silver-lead concentrate inventories containing approximately 0.5 million ounces of silver and 5.4 million pounds of lead held as at December 31, 2016.

For the nine months ended December 31, 2017, the Company sold approximately 4.7 million ounces of silver, 2,400 ounces of gold, 48.6 million pounds of lead, and 17.0 million pounds of zinc, compared to 5.2 million ounces of silver, 2,600 ounces of gold, 56.1 million of lead, and 16.8 million pounds of zinc sold in the same prior year period.

(c) Mining and Milling Costs

In Q3 Fiscal 2018, the consolidated total mining costs and cash mining costs were $74.16 and $56.11 per tonne, compared to $67.12 and $47.52 per tonne, respectively, in Q3 Fiscal 2017. The increase in cash mining costs were mainly due to: i) a $0.9 million increase in raw material supply costs, ii) a $0.4 million increase in mining preparation costs resulting from more underground tunnelling expensed in the current quarter, and iii) a $0.5 million increase in mining labor costs due to additional bonus accrued as per the Company’s profit sharing plan in China.

The consolidated total milling costs and cash milling costs in Q3 Fiscal 2018 were $13.45 and $11.31 per tonne, compared to $12.40 and $10.32 per tonne, respectively, in Q3 Fiscal 2017. The increase in cash milling costs were mainly due to $0.2 million increase in raw material supply costs.

Correspondingly, the consolidated cash production costs per tonne of ore processed in Q3 Fiscal 2018 increased by 16% to $70.11 from $60.51 in the prior year quarter.

For the nine months ended December 31, 2017, the consolidated total mining and cash mining costs were $71.07 and $53.17 per tonne, an increase of 6% and 16%, compared to $66.79 and $45.92 per tonne in the same prior year period. The increase in cash mining costs were mainly due to i) a $1.8 million increase in raw material supply costs, and ii) a $2.1 million increase in mining preparation costs resulting from more underground drilling and tunnelling expensed in the current period.

The consolidated total milling and cash milling cost were $12.81 and $10.55, comparable to $12.86 and

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

$10.62 per tonne in the same prior year period.

Correspondingly, the consolidated cash production costs per tonne of ore processed for the nine months ended December 31, 2017 was $66.47, an increase of 12%, compared to $59.26 in the same prior year period.

(d) Total and Cash Costs per Ounce of Silver, Net of By-Product Credits

In Q3 Fiscal 2018, the consolidated total production costs and cash costs per ounce of silver, net of byproduct credits, were negative $3.04 and negative $5.92 compared to negative $2.50 and negative $5.48 respectively, in the prior year quarter. The overall decrease in cash cost per ounce of silver, net of by-product credits, is mainly due to a 1% increase in by-product credits, mainly arising from 8% and 37% increase in lead and zinc net realized selling prices. Sales from lead and zinc accounted for 54% of the total sales and amounted to $23.8 million, an increase of $0.3 million, compared to $23.5 million in the prior year quarter.

For the nine months ended December 31, 2017, the consolidated total production costs and cash costs per ounce of silver, net of by-product credits, were negative $2.12 and negative $4.97 compared to $0.10 and negative $2.95 respectively, in the same prior year period. The overall decrease in cash cost per ounce of silver, net of by-product credits, is mainly due to a 19% increase in by-product credits, mainly arising from 27% and 53% increase in lead and zinc net realized selling prices, offset by 13% decrease in lead metals sold. Sales from lead and zinc accounted for 50% of the total sales and amounted to $65.8 million, an increase of $10.6 million, compared to $55.2 million in the prior year period.

(e) All-in Sustaining Costs per Ounce of Silver, Net of By-Product Credits

In Q3 Fiscal 2018, the consolidated all-in sustaining costs per ounce of silver, net of by-product credits, was $3.16 compared to $1.87 in Q3 Fiscal 2017. The increase was mainly due to: i) higher per tonne cash production costs as discussed above, ii) a $1.0 million increase in general and administrative expenditures, iii) a $0.4 million increase in sustaining capital expenditures, and iv) less silver sold resulting in higher unit costs allocation.

For the nine months ended December 31, 2017, the consolidated all-in sustaining costs per ounce of silver, net of by-product credits was $3.35 compared to $3.96 in the same prior year period. The improvement was mainly due to a $10.6 million increase in by-product credits offset by a $1.5 million increase in general and administrative expenditures and a $1.5 million increase in sustaining capital expenditures.

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(f) Operation Review

(i) Ying Mining District

The Ying Mining District consists of several mines, including SGX, HPG, TLP, LM, BCG, and HZG mines, and is the Company’s primary source of production. The operational results at the Ying Mining District for the past five quarters are summarized in the table below:

Operational results - Ying Mining District
	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Nine months ended December 31,
	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	2017	2016
Ore Mined (tonne)	166,619	173,294	160,408	112,755	171,303	500,321	524,005
Ore Milled (tonne)	167,543	173,946	164,959	108,051	182,259	506,448	530,160
Head Grades
Silver (gram/tonne)	315	294	304	298	303	304	305
Lead (%)	4.5	4.3	4.6	4.8	4.8	4.5	4.7
Zinc (%)	1.0	0.8	0.8	0.8	0.8	0.9	1.0
Recoveries
Silver (%)	95.8	95.6	95.8	96.6	95.1	95.7	95.4
Lead (%)	96.4	96.2	96.3	95.6	96.7	96.3	96.4
Zinc (%)	57.3	50.7	45.8	46.2	47.5	51.7	46.0
Metal Sales
Silver (in thousands of ounce)	1,322	1,472	1,324	1,255	1,555	4,118	4,675
Gold (in thousands of ounce)	0.7	0.8	0.9	0.7	0.7	2.4	2.6
Lead (in thousands of pound)	13,487	15,279	13,765	13,520	17,269	42,531	49,898
Zinc (in thousands of pound)	2,006	2,269	755	1,033	1,210	5,030	4,815
Cash mining cost ($ per tonne)	66.71	59.67	54.78	49.99	55.21	60.45	52.18
Total mining cost ($ per tonne)	90.12	81.20	76.67	53.50	80.53	82.72	78.46
Cash milling cost ($ per tonne)	9.84	8.50	8.07	10.43	9.09	8.80	9.31
Total milling cost ($ per tonne)	11.87	10.45	10.10	13.60	11.03	10.80	11.35
Cash production cost ($ per tonne)	80.60	71.85	66.93	64.34	68.22	73.18	65.35
Cash cost per ounce of silver ($)	(4.53)	(4.27)	(2.97)	(3.73)	(4.60)	(4.03)	(2.50)
All-in sustaining cost per ounce of silver ($)	2.13	1.08	3.66	0.74	1.34	2.25	3.11
* Figures may not add due to rounding

i) Q3 Fiscal 2018 vs. Q3 Fiscal 2017

In Q3 Fiscal 2018, the total ore mined at the Ying Mining District was 166,619 tonnes, a decrease of 3% or 4,684 tonnes, compared to 171,303 tonnes mined in the prior year quarter. Correspondingly, ore milled in Q3 Fiscal 2018 decreased by 8% to 167,543 tonnes from 182,259 tonnes in the prior year quarter.

Head grades were 315 grams per ton (“g/t”) for silver, 4.5% for lead, and 1.0% for zinc, compared to 303 g/t for silver, 4.8% for lead and 0.8% for zinc in the prior year quarter. The Company continues to achieve improvements in dilution control using its “Enterprise Blog” to assist manage daily operations.

In Q3 Fiscal 2018, the Ying Mining District sold approximately 1.3 million ounces silver, 13.5 million pounds lead, and 2.0 million pounds zinc, compared to 1.6 million ounces silver, 17.3 million pounds lead, and 1.2 million pounds of zinc in the prior year quarter. The decrease of silver and lead sold was mainly due to silver-lead concentrate inventory built up.

As at December 31, 2017, silver-lead concentrate inventories were 6,200 tonnes containing approximately 0.7 million ounces of silver and 6.8 million pounds of lead, an increase of 33% or 1,544 tonnes, compared to 4,656 tonnes silver-lead concentrate inventories containing approximately 0.5 million ounces of silver and 5.3 million pounds of lead held as at December 31, 2016.

Total and cash mining costs per tonne at the Ying Mining District in Q3 Fiscal 2018 were $90.12 and $66.71 per tonne, respectively, compared to $80.53 and $55.21 per tonne in the prior year quarter. The increase in cash mining costs were mainly due to: i) a $0.9 million increase in raw material supply costs, ii) a $0.2 million increase in mining preparation costs resulting from more underground tunnelling expensed in the current quarter, and iii) a $0.4 million increase in mining labor costs due to additional bonus accrued as per the Company’s profit sharing plan in China.

Total and cash milling costs per tonne at the Ying Mining District in Q3 Fiscal 2018 were $11.87 and $9.84, compared to $11.03 and $9.09 in Q3 Fiscal 2017. The increase in cash milling costs was mainly due to a 15% increase in per tonne raw material supply costs.

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Correspondingly, cash production cost per tonne of ore processed in Q3 Fiscal 2018 at the Ying Mining District was $80.60, an increase of 18% compared to $68.22 in the prior year quarter.

Cash cost per ounce of silver, net of by-product credits, in Q3 Fiscal 2018 at the Ying Mining District, was negative $4.53, comparable to negative $4.60 in the prior year quarter.

All in sustaining costs per ounce of silver, net of by-product credits, in Q3 Fiscal 2018 at the Ying Mining District was $2.13 compared to $1.34 in the prior year quarter. The increase was mainly due to higher cash production costs as discussed above and less by-product credits mainly arising from less lead sold.

In Q3 Fiscal 2018, approximately 25,109 m or $0.4 million of underground diamond drilling (Fiscal Q3 2017 – 36,756 m or $0.6 million) and 5,187 m or $1.6 million of preparation tunnelling (Fiscal Q3 2017 –4,900 m or $1.4 million) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 16,326 m or $6.0 million of horizontal tunnel, raises and declines (Q3 Fiscal 2017 – 17,823 m or $5.5 million) were completed and capitalized. ii) Nine months ended December 31, 2017 vs Nine months ended December 31, 2016

For the nine months ended December 31, 2017, a total of 500,321 tonnes of ore were mined and 506,448 tonnes milled at the Ying Mining District, down by 5% and 4%, compared to 524,005 tonnes mined and 530,160 tonnes milled in the same prior year period.

Average head grades were 304 g/t for silver, 4.5% for lead, and 0.9% for zinc compared to 305 g/t for silver, 4.7% for lead, and 1.0% for zinc, respectively, in the same prior year period.

Metals sold were approximately 4.1 million ounces of silver, 2,400 ounces of gold, 42.5 million pounds of lead, and 5.0 million pounds of zinc, compared to 4.7 million ounces of silver, 2,600 ounces of gold, 49.9 million pounds of lead, and 4.8 million pounds of zinc in prior year period.

The cash mining costs at the Ying Mining District was $60.45 per tonne, an increase of 16% compared to $52.18 in the same prior year period. The increase was mainly due to more underground drilling and tunneling being expensed as mining preparation costs as well as the increase of raw material supply prices.

The cash milling cost was $8.80 per tonne, a decrease of 5% compared to $9.31 in the same prior year period.

Cash cost per ounce of silver and all in sustaining costs per ounce of silver, net of by product credits, at the Ying Mining District, for the nine months ended December 31, 2017, were negative $4.03 and $2.25 respectively, compared to negative $2.50 and $3.11 in the same prior year period.

For the nine months ended December 31, 2017, approximately 86,007 m or $1.7 million of underground diamond drilling (same prior year period – 71,794 m or $1.7 million) and 16,914 or $4.9 million of preparation tunnelling (same prior year period – 15,069 m or $4.2 million) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 52,174 m or $16.2 million of horizontal tunnel, raises, and declines (same prior year period – 50,500 m or $15.2 million) were completed and capitalized.

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(ii) GC Mine

The operational results at the GC Mine for the past five quarters are summarized in the table below:

Operational results - GC Mine	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Nine months ended December 31,
	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	2017	2016
Ore Mined (tonne)	85,665	65,812	64,865	40,224	81,481	216,341	220,522
Ore Milled (tonne)	88,494	63,648	65,944	39,929	81,080	218,086	220,767
Head Grades
Silver (gram/tonne)	97	102	98	91	89	99	94
Lead (%)	1.4	1.4	1.6	1.3	1.4	1.5	1.5
Zinc (%)	2.8	2.8	2.7	2.6	2.8	2.8	2.9
Recovery Rates
Silver (%)	73.6	74.4	81.2	72.8	75.4	76.1	76.2
Lead (%)	83.9	82.8	88.8	82.4	85.5	85.2	86.3
Zinc (%)	81.3	81.6	80.9	74.8	86.5	81.2	86.3
Metal Sales
Silver (in thousands of ounce)	196	155	189	53	179	540	511
Lead (in thousands of pound)	2,263	1,656	2,147	818	2,214	6,066	6,237
Zinc (in thousands of pound)	4,399	3,311	4,244	455	4,478	11,954	11,991
Cash mining cost ($ per tonne)	35.48	34.60	39.20	37.91	31.34	36.33	31.04
Total mining cost ($ per tonne)	43.10	42.62	46.99	45.37	38.90	44.12	39.05
Cash milling cost ($ per tonne)	14.09	14.63	16.73	20.06	13.09	14.60	13.76
Total milling cost ($ per tonne)	16.45	17.90	19.85	24.99	15.50	17.46	16.47
Cash production cost ($ per tonne)	49.57	49.23	55.93	57.97	44.43	50.93	44.80
Cash cost per ounce of silver ($)	(15.34)	(13.56)	(7.80)	(1.72)	(13.11)	(12.19)	(7.15)
All-in sustaining cost per ounce of silver ($)	(4.52)	(3.77)	(2.48)	14.55	(6.12)	(3.59)	(1.29)
* Figures may not add due to rounding

i) Q3 Fiscal 2018 vs. Q3 Fiscal 2017

In Q3 Fiscal 2018, the total ore mined at the GC Mine was 85,665 tonnes, an increase of 4,184 tonnes or 5%, compared to 81,481 tonnes mined in Q3 Fiscal 2017, while ore milled increased by 9% to 88,494 tonnes from 81,080 tonnes in the prior year quarter.

Head grades were 97 g/t for silver, 1.4% for lead, and 2.8% for zinc compared to 89 g/t for silver, 1.4% for lead, and 2.8% for zinc in the prior year quarter.

In Q3 Fiscal 2018, the GC Mine sold 196 thousand ounces of silver, 2.3 million pounds of lead, 4.4 million pounds of zinc, compared to 179 thousand ounces of silver, 2.2 million pounds of lead, and 4.5 million pounds of zinc sold in the prior year quarter.

Total and cash mining costs per tonne at the GC Mine in Q3 Fiscal 2018 were $43.10 and $35.48 per tonne, compared to $38.90 and $31.34 per tonne in Q3 Fiscal 2017. The increase in cash mining costs was mainly due to: i) a $0.2 million increase in mining preparation costs resulting from more underground drilling expensed in the current quarter, and ii) a $0.2 million increase in mining contractor fees.

Total and cash milling costs per tonne at the GC Mine in Q3 Fiscal 2018 were $16.45 and $14.09, compared to $15.50 and $13.09, respectively, in Q3 Fiscal 2017. The increase in milling costs was mainly due to $0.2 million increases in raw material supply costs.

Correspondingly, the cash production costs per tonne of ore processed in Q3 Fiscal 2018 at the GC Mine increased to $49.57 from $44.43 in the prior year quarter.

Cash costs per ounce of silver, net of by-product credits, at the GC Mine, was negative $15.34 compared to negative $13.11 in the prior year quarter. The improvement was mainly due to a $1.4 million or 23% increase in by-product credits resulting from a 12% and 37% increase in net realized lead and zinc selling prices at the GC Mine.

All in sustaining costs per ounce of silver, net of by-product credits, in Q3 Fiscal 2018 at the GC Mine was negative $4.52 compared to negative $6.12 in the prior year quarter. The increase is mainly due to: i) higher cash production costs per tonne as discussed above, ii) a $0.2 million increase in general and administrative expenditures, and iii) a $0.6 million increase in sustaining capital expenditures.

Approximately 7,770 m or $0.4 million of underground diamond drilling (Q3 Fiscal 2017 – 3,935 m or

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

$0.2 million) and 5,053 m or $1.2 million of tunnelling (Q3 Fiscal 2017 – 4,640 m or $1.3 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 17 m or $0.1 million of horizontal tunnel, raises and declines (Q3 Fiscal 2017 – 554 m or $0.3 million) were completed and capitalized. ii) Nine months ended December 31, 2017 vs Nine months ended December 31, 2016

For the nine months ended December 31, 2017, a total of 216,341 tonnes of ore were mined and 218,086 tonnes were milled at the GC Mine compared to 220,522 tonnes mined and 220,767 tonnes milled in the same prior year period.

Average head grades were 99 g/t for silver, 1.5% for lead, and 2.8% for zinc compared to 94 g/t for silver, 1.5% for lead, and 2.9% for zinc, respectively, in the same prior year period.

Metals sold were approximately 540 thousand ounces of silver, 6.1 million pounds of lead, and 12.0 million pounds of zinc, compared to 511 thousand ounces of silver, 6.2 million pounds of lead, and 12.0 million pounds of zinc in the same prior year period.

The cash mining costs at the GC Mine was $36.33 per tonne, an increase of 17% compared to $31.04 per tonne in the same prior year period. The increase in cash mining costs was mainly due to a $0.9 million increase in mining preparation costs as more underground drilling and tunnelling was expensed in the current period.

The cash milling costs was $14.60 per tonne, an increase of 6% compared to $13.76 in the same prior year period.

Cash costs per ounce of silver and all in sustaining costs per ounce of silver, net of by product credits, at the GC Mine, for the nine months ended December 31, 2017, were negative $12.19 and negative $3.59 respectively, compared to negative $7.15 and $1.29 in the same prior year period. The improvement is mainly due to higher by-product credits achieved arising from a 12% and 37% increase, respectively, in lead and zinc realized selling prices.

For the nine months ended December 31, 2017, approximately 18,253 m or $0.9 million of underground diamond drilling (same prior year period – 9,489 m or $0.6 million) and 14,285 m or $3.8 million of tunnelling (same prior year period – 11,976 m or $3.2 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 280 m or $0.2 million of horizontal tunnel, raises, and declines (same prior year period – 1,685 m or $0.7 million) were completed and capitalized.

(iii) BYP Mine

The BYP mine was placed on care and maintenance in August 2014 in consideration of the required capital upgrades to sustain its ongoing production and the current market environment. The Company continues to review alternatives for this project and is also carrying out activities to renew its mining license.

(iv) XHP Project

Activities at the XHP project, a development stage project, were suspended in Fiscal 2014. In light of the recent increase of lead and zinc metal prices, the Company has resumed activities at the XHP project to review and evaluate alternatives for this project.

4. Investment in New Pacific Metals Corp. (“NUAG”)

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the TSX Venture Exchange (symbol: NUAG). NUAG is a related party of the Company by way of two common directors and officers, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

In July 2017, the Company participated in NUAG’s private placement and subscribed 25,000,000 common shares of NUAG for $20.0 million and acquired additional 474,600 shares from the public market for $0.5 million during the nine months ended December 31, 2017.

In November 2017, the Company participated in NUAG’s strategic private placement. The placement was for 19,000,000 million units, and the Company subscribed 3,000,000 units while Pan American Silver Corp. subscribed 16,000,000 units, at a price of CAD$1.42 per unit. Each unit is comprised of one common share of NUAG and one half of one common share purchase warrant. Arising from this strategic private placement, the Company’s ownership in NUAG was diluted from 32.2% to 29.8% and a dilution gain of $0.8 million was recorded.

As at December 31, 2017, the Company owned 39,280,900 common shares (March 31, 2017 –10,806,300) of NUAG, representing an ownership interest of 29.8% (March 31, 2017 – 16.1%). The summary of the investment in NUAG common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUAG's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2016	10,806,300	$3,133	$2,333
Share of net income		282
Share of other comprehensive loss		(12)
Impairment recovery		5,278
Foreign exchange impact		(164)
Balance, March 31, 2017	10,806,300	8,517	8,517
Participate in Private placement	28,000,000	23,352
Purchase from open market	474,600	509
Share of net loss		(511)
Share of other comprehensive loss		(51)
Dilution gain		822
Foreign exchange impact		1,264
Balance December 31, 2017	39,280,900	$33,902	$46,029

NUAG acquired a 100% interest in the Silver Sand Property, an early-stage exploration projects in the Potosi Department of Bolivia, in July 2017 and commenced a 30,000 meters exploration drilling program in October 2017. Exploration results of this drilling program have not yet been released by NUAG as of the date of this MD&A.

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

5. Third Quarter Fiscal 2018 Financial Results

(a) Summary of Quarterly Results

The tables below set out selected quarterly results for the past eight quarters:

	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017
Sales	$44,352	$47,541	$39,697	$34,064
Gross Profit	23,166	25,606	20,005	20,304
Expenses and foreigh exchange	(5,580)	(6,274)	(7,026)	(5,083)
Impairment recovery (charges)			-	5,278
Dilution gain on investment in associate	822
Gain on disposal of mineral rights and properties			4,319	-
Other Items	1,979	533	236	981
Net (loss) income	16,067	14,602	13,514	16,334
Net (loss) income, attributable to the shareholders of the Company	12,718	11,145	10,937	13,507
Basic (loss) earnings per share	0.08	0.07	0.07	0.08
Diluted (loss) earnings per share	0.07	0.07	0.06	0.08
Cash dividend declared	-	-	1,679	-
Cash dividended declared per share	0.01	-	0.01	-
	Dec 31, 2016 *	Sep 30, 2016 *	Jun 30, 2016	Mar 31, 2016
Sales	$47,838	$46,298	$35,271	$19,426
Gross Profit	25,019	25,759	15,744	6,193
Expenses and foreigh exchange	(3,197)	(4,643)	(6,203)	(7,189)
Impairment recovery (charges)		-	(181)	-
Other Items	169	827	(39)	(219)
Net Income (Loss)	16,638	16,006	6,520	(727)
Net income (Loss), attributable to the shareholders of the Company	13,115	12,378	4,674	(1,520)
Basic earnings (loss) per share	0.08	0.07	0.03	(0.01)
Diluted earnings (loss) per share	0.08	0.07	0.03	(0.01)
Cash dividend declared	1,585	-	-	-
Cash dividended declared per share (CAD)	0.01	-	-	-

*Mineral resources tax has been excluded from expenses but included as part of cost of sales

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, the silver and lead price. (b) Financial Results – Q3 Fiscal 2018

Net income attributable to equity shareholders of the Company in Q3 Fiscal 2018 was $12.7 million, or basic earnings per share of $0.08, compared to $13.1 million, or $0.08 per share in Q3 Fiscal 2017.

Net income attributable to equity shareholders of the Company for nine months ended December 31, 2017 was $34.8 million, or basic earnings per share of $0.21, up 15% compared to $30.2 million, or $0.18 per share in the same period prior year.

Sales in Q3 Fiscal 2018 were $44.4 million, down $3.4 million or 7%, compared to $47.8 million in the same quarter last year. Silver and gold sales represented $19.8 million and $0.6 million, respectively, while base metals represented $23.9 million of total sales, compared to silver, gold and base metals sales of $23.4 million, $0.7 million, and $23.7 million, respectively, in the prior year quarter.

The Company’s financial results in Q3 Fiscal 2018 were mainly impacted by the following: i) an increase of 8% and 37% in the realized selling prices for lead and zinc, compared to the prior year quarter, ii) a 3%

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

decrease in the realized selling price for silver, iii) less metals sold as inventory built up; and iv) higher per tonne production costs.

For nine months ended December 31, 2017, sales were $131.6 million, up 2% from $129.4 million in the same prior year period. Silver and gold sales were $62.6 million and $2.4 million, respectively, while base metals represented $66.6 million of total sales, compared to silver, gold, and base metals sales of $71.2, $2.7 million and $55.5 million, respectively, in the same prior year period.

Fluctuation in sales revenue is mainly dependent on metal sales and the realized metal price. The net realized selling price is calculated using Shanghai Metal Exchange (“SME”) price, less smelter charges, recovery, and value added tax (“VAT”) at a rate of 17% (VAT is not applied to gold sales). The following table is a reconciliation of the Company’s net realized selling prices in Q3 Fiscal 2018, including a comparison with London Metal Exchange (“LME”) prices:

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q3 2018	Q3 2017	Q3 2018	Q3 2017	Q3 2018	Q3 2017	Q3 2018	Q3 2017
Net realized selling prices	$13.05	$13.50	$903	$1,033	$1.04	$0.96	$1.15	$0.84
Add back: Value added taxes	2.22	2.30	-	-	0.18	0.16	0.20	0.14
Add back: Smelter charges and recovery	2.37	2.83	383	229	0.10	0.09	0.42	0.43
SME	$17.64	$18.63	$1,286	$1,262	$1.32	$1.22	$1.77	$1.41
LME	$16.74	$17.35	$1,276	$1,229	$1.13	$0.98	$1.47	$1.14

Cost of sales in Q3 Fiscal 2018 was $21.2 million, comparable to $21.5 million in Q3 Fiscal 2017. The cost of sales included $15.6 million (Q3 Fiscal 2017 - $14.9 million) cash production costs, $1.3 million mineral resources tax (Q3 Fiscal 2017 - $1.4 million), and $4.4 million (Q3 Fiscal 2017 - $5.2 million) depreciation and amortization charges.

For the nine months ended December 31, 2017, cost of sales was $62.8 million compared to $61.5 million in the same prior year period. The cost of sales included $45.8 million cash production costs, $3.7 million mineral resources taxes and $13.3 million depreciation and amortization compared to $42.9 million production costs, $2.8 million mineral resources taxes and $15.9 million depreciation and amortization respectively, in the same prior year period.

Gross profit margin in Q3 Fiscal 2018 was 52%, compared to 55% in Q3 Fiscal 2017. Ying Mining District’s gross margin was 55% compared to a 58% gross profit margin in the prior year quarter. GC Mine’s profit margin was 41% compared to a 39% gross profit margin in the prior year quarter.

For the nine months ended December 31, 2017, gross profit margin was 52% compare to 52% in the same prior year period. Ying Mining District’s gross margin was 56% compared to a 55% gross profit margin in the same prior year period. GC Mine’s profit margin was 37% compared to a 32% gross profit margin in the same prior year period.

General and administrative expenses in Q3 Fiscal 2018 and the nine months ended December 31, 2017 were $4.9 million and $14.0 million (Q3 Fiscal 2018 - $4.0 million, nine months ended December 31, 2016 - $12.5 million). The increase was mainly due to the resumption of activities at the XHP Project to review alternatives and activities carried at the BYP Mine to renew its mining license, resulting in additional office and administrative expenses and labour costs. Items included in general and administrative expenses are as follows:

(i)	Amortization expenses of $0.3 million and $0.9 million (Q3 Fiscal 2017 - $0.3 million, nine months ended December 31, 2016 – $1.0 million);

(ii)	Office and administrative expenses of $1.9 million and $4.9 million (Q3 Fiscal 2017 - $1.4 million, nine months ended December 31, 2016 – $4.1 million);

(iii)	Salaries and benefits of $2.2 million and $6.3 million (Q3 Fiscal 2017 - $1.8 million, nine months ended December 31, 2016 – $5.3 million);

(iv)	Stock based compensation expense of $0.5 million and $1.1 million (Q3 Fiscal 2017 - $0.2

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

million, nine months ended December 31, 2016 – $0.7 million); and

(v)	Professional fees of $0.1 million and $0.7 million (Q3 Fiscal 2017 - $0.2 million, nine months ended December 31, 2016 – $1.5 million).

Government fees and other taxes in Q3 Fiscal 2018 and nine months ended December 31, 2017 were $0.9 million and $2.4 million (Q3 Fiscal 2017 - $1.1 million, nine months ended December 31, 2016 –$3.5 million). Government fees include environmental protection fee and mineral resources compensation fee. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

Foreign exchange gain in Q3 Fiscal 2018 was $0.2 million (Q3 Fiscal 2017 - $0.4 million). For the nine months ended, foreign exchange loss was $2.5 million (nine months ended December 31, 2016 – gain of $0.5 million). The foreign exchange gain or loss is mainly driven by the fluctuation of the RMB and US dollar against the functional currency of the entities.

Loss on disposal of plant and equipment in Q3 Fiscal 2018 and nine months ended December 31, 2017 were $0.1 million and $0.3 million (Q3 Fiscal 2017 - $0.4 million, nine months ended December 31, 2016 – $0.5 million). The loss was related to the disposal of obsolete equipment.

Gain on disposal of mineral rights and properties in Q3 Fiscal 2018 was $nil (Q3 Fiscal 2017 - $nil). For the nine months ended December 31, 2017, the Company recorded a gain of $4.3 million on the disposal of mineral rights and properties (nine months ended December 31, 2016 - $nil). On April 5, 2017, the Company entered into a royalty purchase and sale agreement (the “Agreement”) with Maverix Metals Inc. (“Maverix”), a publicly traded (TSX-V: MMX) Canadian precious metals royalty and streaming company, to sell its 2.5% net smelter return (“NSR”) on the Silvertip Mine for consideration of up to 6,600,000 of Maverix’s common shares payable as follows:

  3,800,000 common shares of Maverix on closing of the transaction; and

  2,800,000 common shares of Maverix when the Silvertip Mine achieves: (i) commercial production, and (ii) a cumulative throughput of 400,000 tonnes of ore through the processing plant.

On April 19, 2017, the transaction was closed and the Company received a total of 3,800,000 Maverix common shares valued at $4,319 (CAD$5.8 million) and recognized a gain of $4,319 on the disposal of the NSR.

Share of loss in an associate in Q3 Fiscal 2018 and nine months ended December 31, 2017 were $0.1 million and $0.5 million (Q3 Fiscal 2017 – $0.1 million, nine months ended December 31, 2016 – gain of $0.2 million), representing the Company’s equity pickup in NUAG.

Dilution gain on investment in an associate in Q3 Fiscal 2018 and nine months ended December 31, 2017 was $0.8 million (Q3 Fiscal 2017 and nine months ended December 31, 2016 – $nil). In the current quarter, the Company’s equity interest in NUAG was diluted to 29.8% from 32.2% in the prior quarter, resulting in a dilution gain of $0.8 million.

Finance income in Q3 Fiscal 2018 and nine months ended December 31, 2017 were $0.8 million and $2.0 million (Q3 Fiscal 2017 - $0.6 million, nine months ended December 31, 2016 – $1.6 million). The Company invests in high yield short-term investments as well as long term corporate bonds.

Finance costs in Q3 Fiscal 2018 and nine months ended December 31, 2017 were $0.1 million and $0.3 million (Q3 Fiscal 2017 - $0.2 million, nine months ended December 31, 2016 – $0.9 million). The finance costs in the current period were related to the unwinding of discount of environmental rehabilitation provision.

Income tax expenses in Q3 Fiscal 2018 were $4.3 million compared to $5.4 million in Q3 Fiscal 2017. The income tax expense recorded in Q3 Fiscal 2017 included current income tax expense of $3.7

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

million (Q3 Fiscal 2016 – $4.7 million) and deferred income tax expense of $0.6 million (Q3 Fiscal 2016 –$0.6 million).

For the nine months ended December 31, 2017, income tax expenses were $13.6 million (same prior year period – $14.1 million), which included current income tax expense of $11.5 million (same prior year period – $10.3 million) and deferred income tax expenses of $2.1 million (same prior year period –$3.7 million).

6. Liquidity and Capital Resources

Cash and cash equivalents and short-term investments as at December 31, 2017 were $113.3 million, an increase of $16.8 million or 17%, compared to $96.5 million cash and cash equivalents and short-term investment as at March 31, 2017.

Working capital as at December 31, 2017 was $84.9 million, an increase of $14.2 million or 20%, compared to $70.7 million working capital as at March 31, 2017.

Cash flows provided by operating activities in Q3 Fiscal 2018 were $27.5 million, compared to $28.3 million in the prior year quarter. Before changes in non-cash operating working capital, cash flows provided by operating activities in Q3 Fiscal 2018 were $23.0 million, a decrease of $3.4 million or 13%, compared to $26.4 million in the prior year quarter.

For the nine months ended December 31, 2017, cash flows provided by operating activities were $65.1 million, compared to $75.6 million in the same prior year period. Before changes in non-cash operating working capital, cash flows provided by operating activities for the nine months ended December 31, 2017 were $59.5 million, a decrease of $7.4 million or 11%, compared to $66.9 million in the same prior year period.

Cash flows used in investing activities in Q3 Fiscal 2018 were $0.9 million (Q3 Fiscal 2017 - $24.4 million), comprising mainly of payment of $5.7 million for capital mineral exploration and development expenditures (Q3 Fiscal 2017 - $14.9 million), $1.7 million for acquisition of plant and equipment (Q3 Fiscal 2017 - $1.4 million), $3.8 million for the investment in NUAG (Q3 Fiscal 2017 - $nil) offset by net redemption of short-term investment of $10.4 million (Q3 Fiscal 2017 – net purchase of $5.5 million).

For the nine months ended December 31, 2017, cash flows used in investing activities were $66.3 million, comprising mainly of payment of $16.6 million for capital mineral exploration and development, $4.5 million for acquisition of plant and equipment, $23.9 million for the investment in NUAG, and net purchase of short-term investment of $21.3 million. For the nine months ended December 31, 2016, cash flows used in investing activities were $44.5 million comprising mainly of payment of $25.6 million for capital exploration and development, $4.6 million for plant and equipment, and net purchase of short-term investment of $11.5 million.

Cash flows used in financing activities in Q3 Fiscal 2018 were $3.3 million, comprising mainly of $1.7 million cash dividend to equity shareholders of the Company (Q3 Fiscal 2017 - $1.6 million), $1.8 million used to repurchase common shares of the Company as part of the Company’s normal issuer bid (Q3 Fiscal 2017 - $nil), and offset by $0.2 million cash from the issuance of common shares of the Company arising from exercised stock options (Q3 Fiscal 2017 - $0.2 million).

For the nine months ended December 31, 2017, cash flow used in financing activities were $9.7 million, comprising mainly of $4.9 million distributions to non-control interest, $3.4 million cash dividend to the equity shareholders of the Company, $1.8 million used to repurchase common shares of the Company offset by $0.3 million from the issuance of common shares of the Company arising from exercised stock options. In the same prior year period, cash used in financing activities were $2.6 million, comprising mainly of $1.5 million cash distributed to non-controlling shareholders, $1.6 million cash dividend to equity shareholders’ of the Company offset by $0.5 million cash from the issuance of the common shares of the Company arising from exercised stock options.

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Contractual commitments and contingencies not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$3,791	$707	$3,084	$-
Commitments	$6,418	$-	$-	$6,418

As of December 31, 2017, the Company has two office rental agreements totaling $3,264 for the next five years and commitments of $6,418 related to the GC property. During the three and nine months ended December 31, 2017, the Company incurred rental expenses of $165 and $490, respectively (three and nine months ended December 31, 2016 - $93 and $393, respectively), which were included in office and administrative expenses on the condensed consolidated interim statement of income.

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company's title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

Due to the size, complexity and nature of the Company’s operations, the Company is subject to various claims, legal and tax matters arising in the ordinary course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Major legal proceedings against the Company are summarized as follows:

  On August 19, 2014, an action was commenced against the Company in the Supreme Court of British Columbia seeking an unspecified amount of damages for a claim of false imprisonment and defamation (the “Huang Action”). The case was scheduled for a 60 day jury trial, commencing February 2018. The Company also commenced third party proceedings against other parties (the “Third Parties”), claiming contribution and indemnity. On August 22, 2016, the Company commenced an action against the parties to Huang Action and others seeking damages (the “Silvercorp Action”). Subsequent to the period end, the parties to the Huang Action and Silvercorp Action, have reached a confidential settlement agreement. The settlement resolves all claims between the Company, Mr. Huang, and the Third Parties in all actions, including the Huang Action and the Silvercorp Action, which will both be dismissed by consent. Nothing contained in this settlement represents an admission of liability, fault, or wrongdoing on the part of any of the parties.

  During the year ended March 31, 2016, an action was initiated by Luoyang Mining Group Co., Ltd. (“Luoyang Mining”) against Henan Found seeking payment of $1.6 million (RMB10.0 million) plus interest related to the acquisition agreements Henan Found entered into in August 2012 to acquire the XHP Project. The $1.6 million has been included into the accounts payable and accrued liabilities on the condensed consolidated interim statements of financial position of the Company.
  Henan Found did not make the final payment as certain commercial conditions were not fulfilled by Luoyang Mining. In April 2016, Henan Found filed a counter claim in Luoyang People’s Court against Luoyang Mining to have the original acquisition agreements nullified and is seeking repayment of the amount paid to date of $9.7 million (RMB62.8 million) plus compensation of direct loss of $2.5 million (RMB16.5 million) arising from the XHP Project. A trial was heard in March 2017, but a court decision has not yet been made. The acquisition costs of the XHP Project was impaired to $nil in fiscal year 2015.

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  During the year ended March 31, 2016, SX Gold, a 100% owned subsidiary of Henan Found, commenced a legal action against Luoyang HA Mining Co. Ltd. (“HA Mining”) to seek payment of $4.0 million (RMB26.0 million) plus interest related to a share transfer agreement that SX Gold entered into with HA Mining in September 2013. Pursuant to the agreement, SX Gold was to transfer all shares it held in Songxian Zhongxin Mining Co. Ltd. to HA Mining for $11.8 million (RMB76.0 million). SX Gold fulfilled its responsibilities and the title of the shares was transferred to HA Mining, who paid $7.8 million (RMB50.0 million). The remaining $4.0 million (RMB26.0 million) was not paid and was written off by the Company in prior years. In April 2016, HA Mining filed a counter claim for $2.2 million (RMB14.0 million). On June 17, 2016, the court issued an order in favor of SX Gold. The Luoyang Intermediate People’s Court, Henan, China issued a court order demanding HA Mining to pay $3.4 million (RMB22.75 million) to SX Gold. On July 1, 2016, HA Mining filed an appeal to the Henan High People’s Count, China. A trial was heard in April 2017 and on June 16, 2017, the Henan High People’s Court, China dismissed HA Mining’s appeal and upheld the rulings made by the Luoyang Intermediate People’s Court, Henan, China. On August 4, 2017, HA Mining submitted an application to the Supreme People’s Court of China (the “Supreme Court”) to rehear the case, and the application was rejected by the Supreme Court on November 24, 2017. On December 6, 2017, SX Gold and HA Mining reached a mutual settlement agreement that HA Mining would pay $2.3 million (RMB15.0 million) to SX Gold. As of December 31, 2017, HA Mining paid $2.3 million (RMB15.0 million) to the Company, and the case was closed.

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced, and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

7. Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy at December 31, 2017 and March 31, 2017 that are not otherwise disclosed. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at December 31, 2017
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$66,274	$-	$-	$66,274
Investments in publicly traded companies	6,800	-	-	6,800

	Fair value as at March 31, 2017
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$73,003	$-	$-	$73,003
Investments in publicly traded companies	1,207	-	-	1,207

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as of December 31, 2017 and March 31, 2017, respectively, due to the short-term nature of these instruments.

There were no transfers into or out of level 3 during the three and nine months ended December 31, 2017 and 2016.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

		December 31, 2017			March 31, 2017
	Within a year	2-3 years	4-5 years	Total	Total
Accounts payable and accrued liabilities	$34,799	$-	$-	$34,799	$30,374

(c) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk affect net income is summarized as follow:

	December 31, 2017	March 31, 2017
Financial assets denominated in U.S. Dollars	$21,830	$29,093
Financial assets denominated in Chinese RMB	$1	$7,115

As at December 31, 2017, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $2.2 million.

(d) Interest rate risk

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company is exposed to interest rate risk on its cash equivalents and short-term investments. As at December 31, 2017, all interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rate with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short-term investments. Due to the short-term nature of the financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s after-tax net income.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. The Company has no trade receivables from customers as at December 31, 2017. There were no amounts in other receivables which were past due at December 31, 2017 (at March 31, 2017 - $nil) for which no provision is recognized.

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at December 31, 2017, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $0.68 million.

8. Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

9. Transactions with Related Parties

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the condensed consolidated interim financial statements are as follows:

(a) Transactions with NUAG

Due from related parties	December 31, 2017	March 31, 2017
NUAG	$25	$92

According to a services and administrative costs reallocation agreement between the Company and NUAG, the Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG. During the three and nine months ended December 31, 2017, the Company recovered $137 and $387, respectively (three and nine months ended December 31, 2016 - $46 and $139, respectively) from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the condensed consolidated interim statements of income.

(b) Transactions with key management personnel

The Company has identified its directors and senior officers as its key management personnel as they have authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly. The compensation costs for key management personnel, including the grant date fair value for options granted to key management personnel and fees paid or payable to company

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

controlled by key management personnel, were as follows:

	Three Month ended December 31, 2017		Nine Month ended December 31,
	2017	2016	2017	2016
Salaries and bonuses	$376	$357	$1,908	$1,094
Share-based compensation	433	-	433	134
	$809	$357	$2,341	$1,228

10. Alternative Performance (Non-IFRS) Measures

The following alternative performance measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the following tables provides the reconciliation of these measures to the financial statements for the three and nine months ended December 31, 2017 and 2016: (a) Cash and Total Costs per Ounce Cash and total costs per ounce of silver are used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and are widely reported in the mining industry as benchmarks for performance. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure, operating profitability and ability to generate cash flows. Cash and total costs on a by-product basis are calculated by deducting revenue from the sales of by-product metals from the Company’s cash and total cost of sales.

The following table provides a reconciliation of cash and total costs per ounce of silver, net of byproduct credits.

Three months ended December 31, 2017
		Ying Mining
		District	GC	Total
Cost of sales		$15,616	$5,570	$21,186
Less: mineral resources tax		(970)	(285)	(1,255)
Total production costs expensed into cost of sales	A	14,646	5,285	19,931
Less: Amortization and depletion		(3,518)	(860)	(4,378)
Total cash production cost expensed into cost of sales	B	11,128	4,425	15,553
By-product sales
Gold		(632)	-	(632)
Lead		(14,045)	(2,378)	(16,423)
Zinc		(2,337)	(5,048)	(7,385)
Other		(100)	(6)	(106)
Total by-product sales	C	(17,114)	(7,432)	(24,546)
Silver ounces sold ('000s)	D	1,322	196	1,518
Total production cost per ounce of silver, net of by-product credits	(A+C)/D	$(1.87)	$(10.95)	$(3.04)
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$(4.53)	$(15.34)	$(5.92)
Total production cost per ounce of silver, before by-product credits	A/D	$11.08	$26.96	$13.13
Total cash cost per ounce of silver, before by-product credits	B/D	$8.42	$22.58	$10.25
By-product credits per ounce of silver
Gold		$(0.48)	$-	$(0.42)
Lead		(10.62)	(12.13)	(10.82)
Zinc		(1.77)	(25.76)	(4.86)
Other		(0.08)	(0.03)	(0.07)
Total by-product credits per ounce of silver		$(12.95)	$(37.92)	$(16.17)

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended December 31, 2016
		Ying Mining
		District	GC	Total
Cost of sales		$16,685	$4,775	$21,460
Less: mineral resources tax		(1,125)	(236)	(1,361)
Total production costs expensed into cost of sales	A	15,560	4,539	20,099
Amortization and depletion		(4,344)	(834)	(5,178)
Total cash cost	B	11,216	3,705	14,921
By-product sales
Gold		(723)	-	(723)
Lead		(16,658)	(2,085)	(18,743)
Zinc		(995)	(3,775)	(4,770)
Other		-	(192)	(192)
Total by-product sales	C	(18,376)	(6,052)	(24,428)
Silver ounces sold ('000s)	D	1,555	179	1,734
Total production cost per ounce of silver, net of by-product credit	(A+C)/D	$(1.81)	$(8.45)	$(2.50)
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$(4.60)	$(13.11)	$(5.48)
Total production cost per ounce of silver, before by-product credi	A/D	$10.01	$25.36	$11.59
Total cash cost per ounce of silver, before by-product credits	B/D	$7.21	$20.70	$8.60
By-product credits per ounce of silver
Gold		$(0.46)	$-	$(0.42)
Lead		(10.71)	(11.65)	(10.81)
Zinc		(0.64)	(21.09)	(2.75)
Other		-	(1.07)	(0.11)
Total by-product credits per ounce of silver		$(11.81)	$(33.81)	$(14.09)

Nine months ended December 31, 2017
		Ying Mining
		District	GC	Total
Cost of sales		$47,454	$15,359	$62,813
Less: mineral resources tax		(2,950)	(733)	(3,683)
Total production costs expensed into cost of sales	A	44,504	14,626	59,130
Less: Amortization and depletion		(10,813)	(2,478)	(13,291)
Total cash production cost expensed into cost of sales	B	33,691	12,148	45,839
By-product sales
Gold		(2,448)	-	(2,448)
Lead		(41,728)	(5,948)	(47,676)
Zinc		(5,604)	(12,548)	(18,152)
Other		(495)	(234)	(729)
Total by-product sales	C	(50,275)	(18,730)	(69,005)
Silver ounces sold ('000s)	D	4,118	540	4,658
Total production cost per ounce of silver, net of by-product credits	(A+C)/D	$(1.40)	$(7.60)	$(2.12)
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$(4.03)	$(12.19)	$(4.97)
Total production cost per ounce of silver, before by-product credits	A/D	$10.81	$27.09	$12.69
Total cash cost per ounce of silver, before by-product credits	B/D	$8.18	$22.50	$9.84
By-product credits per ounce of silver
Gold		$(0.59)	$-	$(0.53)
Lead		(10.13)	(11.01)	(10.24)
Zinc		(1.36)	(23.24)	(3.90)
Other		(0.12)	(0.43)	(0.16)
Total by-product credits per ounce of silver		$(12.20)	$(34.68)	$(14.83)

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Nine months ended December 31, 2016
		Ying Mining
		District	GC	Total
Cost of sales		$48,819	$12,707	$61,526
Less: mineral resources tax		(2,282)	(520)	(2,802)
Total production costs expensed into cost of sales	A	46,537	12,187	58,724
Amortization and depletion		(13,491)	(2,370)	(15,861)
Total cash cost	B	33,046	9,817	42,863
By-product sales
Gold		(2,682)	-	(2,682)
Lead		(38,723)	(4,656)	(43,379)
Zinc		(3,308)	(8,514)	(11,822)
Other		-	(303)	(303)
Total by-product sales	C	(44,713)	(13,473)	(58,186)
Silver ounces sold ('000s)	D	4,675	511	5,186
Total production cost per ounce of silver, net of by-product credit	(A+C)/D	$0.39	$(2.52)	$0.10
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$(2.50)	$(7.15)	$(2.95)
Total production cost per ounce of silver, before by-product credi	A/D	$9.95	$23.85	$11.32
Total cash cost per ounce of silver, before by-product credits	B/D	$7.07	$19.21	$8.27
By-product credits per ounce of silver
Gold		$(0.57)	$-	$(0.52)
Lead		(8.28)	(9.11)	(8.36)
Zinc		(0.71)	(16.66)	(2.28)
Other		-	(0.59)	(0.06)
Total by-product credits per ounce of silver		$(9.56)	$(26.36)	$(11.22)

*Mineral resources tax has been excluded from production costs

(b) All-in & All-in Sustaining Costs per Ounce of Silver

All-in sustaining costs (“AISC”) per ounce and all-in costs (“AIC”) per ounce of silver are non-IFRS measures calculated based on guidance developed by the World Gold Council in an effort to provide a comparable standard within the precious metal industry. The measures do not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance to IFRS. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance.

AISC is an extension of the “cash costs” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC is based on the Company’s cash production costs, net of by-product sales, and further include corporate general and administrative expense, government fee and other taxes, reclamation cost accretion, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable costs of producing silver from current operations.

AIC further extends the AISC metric by including non-sustaining expenditures, mainly investment capital expenditures, which are deemed expansionary in nature that result in an increase in asset life, expanded mineral resources and reserves, or higher capacity and productivity.

The following tables provide a detailed reconciliation of these measures for the periods presented:

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

		Ying Mining			Developing
Three month ended December 31, 2017		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$15,616	$-	$5,570	$-	$-	$21,186
Depreciation, amortization and depletion		(3,518)	-	(860)	-	-	(4,378)
By-products credits		(17,114)	-	(7,432)	-	-	(24,546)
Total cash cost, net of by-product credits		(5,016)	-	(2,722)	-	-	(7,738)
General & administrative		1,557	414	667	169	2,108	4,915
Amortization included in general & administrative		(107)	(72)	(73)	-	(53)	(305)
Government fees and other taxes		560	1	324	(1)	18	902
Reclamation accretion		94	9	7	2	-	112
Sustaining capital		5,734	-	911	244	17	6,906
All-in sustaining cost, net of by-product credits	A	$2,822	$352	$(886)	$414	$2,090	$4,792
Non-sustaining expenditures		1,105	-	(531)	(49)	-	525
All-in cost, net of by-product credits	B	$3,927	$352	$(1,417)	$365	$2,090	$5,317
Ounces of silver sold	C	1,322	-	196	-	-	1,518
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$2.13	$-	$(4.52)	$-	$-	$3.16
All-in cost per ounce of silver, net of by-product credits	B/C	$2.97	$-	$(7.23)	$-	$-	$3.50

		Ying Mining			Developing
Three months ended December 31, 2016		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$16,685	$-	$4,775	$-	$-	$21,460
Depreciation, amortization and depletion		(4,344)	-	(834)	-	-	(5,178)
By-products credits		(18,376)	-	(6,052)	-	-	(24,428)
Total cash cost, net of by-product credits		(6,035)	-	(2,111)	-	-	(8,146)
General & administrative		1,202	455	455	81	1,757	3,950
Amortization included in general & administrative		(101)	(92)	(49)	-	(43)	(285)
Government fees and other taxes		780	-	270	1	(1)	1,050
Reclamation accretion		85	9	6	2	-	102
Sustaining capital		6,155	71	334	-	5	6,565
All-in sustaining cost, net of by-product credits	A	$2,086	$443	$(1,095)	$84	$1,718	$3,236
Non-sustaining expenditures		190	-	242	-	-	432
All-in cost, net of by-product credits	B	$2,276	$443	$(853)	$84	$1,718	$3,668
Ounces of silver sold	C	1,555	-	179	-	-	1,734
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$1.34	$-	$(6.12)	$-	$-	$1.87
All-in cost per ounce of silver, net of by-product credits	B/C	$1.46	$-	$(4.77)	$-	$-	$2.12

		Ying Mining			Developing
Nine months ended December 31, 2017		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$47,454	$-	$15,359	$-	$-	$62,813
Depreciation, amortization and depletion		(10,813)	-	(2,478)	-	-	(13,291)
By-products credits		(50,275)	-	(18,730)	-	-	(69,005)
Total cash cost, net of by-product credits		(13,634)	-	(5,849)	-	-	(19,483)
General & administrative		4,182	941	1,663	457	6,715	13,958
Amortization included in general & administrative		(304)	(235)	(188)	-	(158)	(885)
Government fees and other taxes		1,843	6	550	1	33	2,433
Reclamation accretion		275	25	22	7	-	329
Sustaining capital		16,904	38	1,863	244	181	19,230
All-in sustaining cost, net of by-product credits	A	$9,266	$775	$(1,939)	$709	$6,771	$15,582
Non-sustaining expenditures		1,830	-	35	-	-	1,865
All-in cost, net of by-product credits	B	$11,096	$775	$(1,904)	$709	$6,771	$17,447
Ounces of silver sold	C	4,118	-	540	-	-	4,658
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$2.25	$-	$(3.59)	$-	$-	$3.35
All-in cost per ounce of silver, net of by-product credits	B/C	$2.69	$-	$(3.53)	$-	$-	$3.75

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

		Ying Mining			Developing
Nine months ended December 31, 2016		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$48,819	$-	$12,707	$-	$-	$61,526
Depreciation, amortization and depletion		(13,491)	-	(2,370)	-	-	(15,861)
By-products credits		(44,713)	-	(13,473)	-	-	(58,186)
Total cash cost, net of by-product credits		(9,385)	-	(3,136)	-	-	(12,521)
General & administrative		4,106	905	1,417	180	5,854	12,462
Amortization included in general & administrative		(366)	(291)	(161)	-	(133)	(951)
Government fees and other taxes		2,989	-	456	2	29	3,476
Reclamation accretion		260	24	19	7	-	310
Sustaining capital		16,932	76	747	-	7	17,762
All-in sustaining cost, net of by-product credits	A	$14,536	$714	$(658)	$189	$5,757	$20,538
Non-sustaining expenditures		3,260	-	336	-	-	3,596
All-in cost, net of by-product credits	B	$17,796	$714	$(322)	$189	$5,757	$24,134
Ounces of silver sold	C	4,675	-	511	-	-	5,186
All-in sustaining cost per ounce of silver, net of by-product
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$3.11	$-	$(1.29)	$-	$-	$3.96
All-in cost per ounce of silver, net of by-product credits	B/C	$3.81	$-	$(0.63)	$-	$-	$4.65

(c) Average Production Costs

The Company assesses average production costs as the total production costs on a co-product basis. This is calculated by allocating the Company’s total cost of sales to each co-product based on the ratio of actual sales volumes multiplied by realized sales prices. The following table provides a reconciliation of average production costs for the periods presented:

Three months ended December 31, 2017
		Ying Mining
		District	GC	Total
Cost of slaes		$15,616	$5,570	$21,186
Less: mineral resources tax		(970)	(285)	(1,255)
Production costs expensed in cost of sales	A	14,646	5,285	19,931
Metals revenue ( in thousands of US$)
Silver	B	17,718	2,088	19,806
Gold	C	632	-	632
Lead	D	14,045	2,378	16,423
Zinc	E	2,337	5,048	7,385
Other	F	100	6	106
	G	34,832	9,520	44,352
Metals sold
Silver (in thousands of ounces)	H	1,322	196	1,518
Gold (in thousands of ounces)	I	0.7	-	0.7
Lead (in thousands of pounds)	J	13,487	2,263	15,750
Zinc (in thousands of pounds)	K	2,006	4,399	6,405
Other (in thousands of pounds)	L	94	4,054	4,148
Average production cost ($/unit)
Silver	B/G*A/H	$5.64	$5.91	$5.86
Gold	C/G*A/I	$380	$-	$406
Lead	D/G*A/J	$0.44	$0.58	$0.47
Zinc	E/G*A/K	$0.49	$0.64	$0.52
Other	F/G*A/L	$0.45	$-	$0.01

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended December 31, 2016
		Ying Mining
		District	GC	Total
Cost of slaes		$16,685	$4,775	$21,460
Less: mineral resources tax		(1,125)	(236)	(1,361)
Production costs expensed in cost of sales	A	15,560	4,539	20,099
Metals revenue ( in thousands of US$)
Silver	B	21,664	1,746	23,410
Gold	C	723	-	723
Lead	D	16,658	2,085	18,743
Zinc	E	995	3,775	4,770
Other	F	-	192	192
	G	40,040	7,798	47,838
Metals sold
Silver (in thousands of ounces)	H	1,555	179	1,734
Gold (in thousands of ounces)	I	0.7	-	0.7
Lead (in thousands of pounds)	J	17,269	2,214	19,483
Zinc (in thousands of pounds)	K	1,210	4,478	5,688
Other (in thousands of pounds)	L	-	28	28
Average production cost ($/unit)
Silver	B/G*A/H	$5.41	$5.68	$5.67
Gold	C/G*A/I	$401	$-	$434
Lead	D/G*A/J	$0.37	$0.55	$0.40
Zinc	E/G*A/K	$0.32	$0.49	$0.35
Other	F/G*A/L	$-	$3.99	$2.88

Nine months ended December 31, 2017
		Ying Mining
		District		Total
Cost of slaes		$47,454	$15,359	$62,813
Less: mineral resources tax		(2,950)	(733)	(3,683)
Production costs expensed in cost of sales	A	44,504	14,626	59,130
Metals revenue ( in thousands of US$)
Silver	B	56,850	5,735	62,585
Gold	C	2,448	-	2,448
Lead	D	41,728	5,948	47,676
Zinc	E	5,604	12,548	18,152
Other	F	495	234	729
	G	107,125	24,465	131,590
Metals sold
Silver (in thousands of ounces)	H	4,118	540	4,658
Gold (in thousands of ounces)	I	2.4	-	2.4
Lead (in thousands of pounds)	J	42,531	6,066	48,597
Zinc (in thousands of pounds)	K	5,030	11,954	16,984
Other (in thousands of pounds)	L	524	16,190	16,714
Average production cost ($/unit)
Silver	B/G*A/H	$5.74	$6.35	$6.04
Gold	C/G*A/I	$424	$-	$458
Lead	D/G*A/J	$0.41	$0.59	$0.44
Zinc	E/G*A/K	$0.46	$0.63	$0.48
Other	F/G*A/L	$0.39	$0.01	$0.02

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Nine months ended December 31, 2016
		Ying Mining
		District	GC	Total
Cost of slaes		$48,819	$12,707	$61,526
Less: mineral resources tax		(2,282)	(520)	(2,802)
Production costs expensed in cost of sales	A	46,537	12,187	58,724
Metals revenue ( in thousands of US$)
Silver	B	65,953	5,268	71,221
Gold	C	2,682	-	2,682
Lead	D	38,723	4,656	43,379
Zinc	E	3,308	8,514	11,822
Other	F	-	303	303
	G	110,666	18,741	129,407
Metals sold
Silver (in thousands of ounces)	H	4,675	511	5,186
Gold (in thousands of ounces)	I	2.6	-	2.6
Lead (in thousands of pounds)	J	49,898	6,237	56,135
Zinc (in thousands of pounds)	K	4,815	11,991	16,806
Other (in thousands of pounds)	L	-	8,579	8,579
Average production cost ($/unit)
Silver	B/G*A/H	$5.93	$6.70	$6.23
Gold	C/G*A/I	$434	$-	$468
Lead	D/G*A/J	$0.33	$0.49	$0.35
Zinc	E/G*A/K	$0.29	$0.46	$0.32
Other	F/G*A/L	$-	$0.02	$0.02

(d)	Production Costs per Tonne

Three months ended December 31, 2017		Ying Mining
		District	GC	Other	Consolidated
Cost of sales		$15,616	5,570	$-	$21,186
Less: mineral resources tax		(970)	(285)		(1,255)
Less: stockpile and concentrate inventory - Beginning		(4,971)	(235)	(842)	(6,048)
Add: stockpile and concentrate inventory - Ending		8,223	109	861	9,193
Adjustment for foreign exchange movement		(210)	(10)	(19)	(239)
Total production costs		$17,688	$5,149	$-	$22,837
Non-cash mining costs	A	3,900	653	-	4,553
Non-cash milling costs	B	340	209	-	549
Total non-cash production costs		$4,240	$862	$-	$5,102
Cash mining costs	C	11,116	3,039	-	14,155
Shipping costs	D	684	-	-	684
Cash milling costs	E	1,648	1,247	-	2,895
Total cash production costs		$13,448	$4,286	$-	$17,734
Ore mined ('000s)	F	166.619	85.665	-	252.284
Ore shipped ('000s)	G	168.908	85.665	-	254.572
Ore milled ('000s)	H	167.543	88.494	-	256.037
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	23.41	7.62	-	18.05
Non-cash milling costs ($/tonne)	J=B/H	2.03	2.36	-	2.14
Non-cash production costs ($/tonne)	K=I+J	$25.44	$9.98	$-	$20.19
Cash mining costs ($/tonne)	L=C/F	66.71	35.48	-	56.11
Shipping costs ($/tonne)	M=D/G	4.05	-	-	2.69
Cash milling costs ($/tonne)	N=E/H	9.84	14.09	-	11.31
Cash production costs ($/tonne)	0=L+M+N	$80.60	$49.57	$-	$70.11
Total production costs ($/tonne)	P=K+O	$106.04	$59.55	$-	$90.30

Management’s Discussion and Analysis	Page 28

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended December 31, 2016		Ying Mining
		District	GC	Other	Consolidated
Cost of sales		$16,685	$4,775	$-	$21,460
Less: mineral resources tax		(1,125)	(236)	-	(1,361)
Less: stockpile and concentrate inventory - Beginning		(5,982)	(208)	(840)	(7,030)
Add: stockpile and concentrate inventory - Ending		6,648	89	805	7,542
Adjustment for foreign exchange movement		260	6	35	301
Total production costs		$16,486	$4,426	$-	$20,912
Non-cash mining costs	A	4,338	616	-	4,954
Non-cash milling costs	B	353	195	-	548
Total non-cash production costs		$4,691	$811	$-	$5,502
Cash mining costs	C	9,458	2,554	-	12,012
Shipping costs	D	680	-	-	680
Cash milling costs	E	1,657	1,061	-	2,718
Total cash production costs		$11,795	$3,615	$-	$15,410
Ore mined ('000s)	F	171.303	81.481	-	252.784
Ore shipped ('000s)	G	173.521	81.481	-	255.002
Ore milled ('000s)	H	182.259	81.080	-	263.339
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	25.32	7.56	-	19.60
Non-cash milling costs ($/tonne)	J=B/H	1.94	2.41	-	2.08
Non-cash production costs ($/tonne)	K=I+J	$27.26	$9.97	$-	$21.68
Cash mining costs ($/tonne)	L=C/F	55.21	31.34	-	47.52
Shipping costs ($/tonne)	M=D/G	3.92	-	-	2.67
Cash milling costs ($/tonne)	N=E/H	9.09	13.09	-	10.32
Cash production costs ($/tonne)	0=L+M+N	$68.22	$44.43	$-	$60.51
Total production costs ($/tonne)	P=K+O	$95.48	$54.40	$-	$82.19

Nine months ended December 31, 2017		Ying Mining
		District	GC	Other	Consolidated
Cost of sales		$47,454	$15,359	$-	$62,813
Less: mineral resources tax		(2,950)	(733)	-	(3,683)
Less: stockpile and concentrate inventory - Beginning		(3,514)	(1,358)	(805)	(5,677)
Add: stockpile and concentrate inventory - Ending		8,223	109	861	9,193
Adjustment for foreign exchange movement		(374)	(24)	(56)	(454)
Total production costs		$48,839	$13,353	$-	$62,192
Non-cash mining costs	A	11,144	1,686	-	12,830
Non-cash milling costs	B	1,014	623	-	1,637
Total non-cash production costs		$12,158	$2,309	$-	$14,467
Cash mining costs	C	30,244	7,859	-	38,103
Shipping costs	D	1,981	-	-	1,981
Cash milling costs	E	4,457	3,184	-	7,641
Total cash production costs		$36,682	$11,043	$-	$47,725
Ore mined ('000s)	F	500.321	216.341	-	716.662
Ore shipped ('000s)	G	504.387	216.341	-	720.728
Ore milled ('000s)	H	506.448	218.086	-	724.534
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	22.27	7.79	-	17.90
Non-cash milling costs ($/tonne)	J=B/H	2.00	2.86	-	2.26
Non-cash production costs ($/tonne)	K=I+J	$24.27	$10.65	$-	$20.16
Cash mining costs ($/tonne)	L=C/F	60.45	36.33	-	53.17
Shipping costs ($/tonne)	M=D/G	3.93	-	-	2.75
Cash milling costs ($/tonne)	N=E/H	8.80	14.60	-	10.55
Cash production costs ($/tonne)	0=L+M+N	$73.18	$50.93	$-	$66.47
Total production costs ($/tonne)	P=K+O	$97.45	$61.58	$-	$86.63

Management’s Discussion and Analysis	Page 29

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Nine months ended December 31, 2016		Ying Mining
		District	GC	Other	Consolidated
Cost of sales		$48,819	$12,707	$-	$61,526
Less: mineral resources tax		(2,282)	(520)	-	(2,802)
Less: stockpile and concentrate inventory - Beginning		(4,729)	(135)	(869)	(5,733)
Add: stockpile and concentrate inventory - Ending		6,648	89	805	7,542
Adjustment for foreign exchange movement		707	108	64	879
Total production costs		$49,163	$12,249	$-	$61,412
Non-cash mining costs	A	13,770	1,767	-	15,537
Non-cash milling costs	B	1,081	599	-	1,680
Total non-cash production costs		$14,851	$2,366	$-	$17,217
Cash mining costs	C	27,341	6,846	-	34,187
Shipping costs	D	2,033	-	-	2,033
Cash milling costs	E	4,938	3,037	-	7,975
Total cash production costs		$34,312	$9,883	$-	$44,195
Ore mined ('000s)	F	524.005	220.522	-	744.527
Ore shipped ('000s)	G	526.049	220.522	-	746.571
Ore milled ('000s)	H	530.160	220.767	-	750.927
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	26.28	8.01	-	20.87
Non-cash milling costs ($/tonne)	J=B/H	2.04	2.71	-	2.24
Non-cash production costs ($/tonne)	K=I+J	$28.32	$10.72	$-	$23.11
Cash mining costs ($/tonne)	L=C/F	52.18	31.04	-	45.92
Shipping costs ($/tonne)	M=D/G	3.86	-	-	2.72
Cash milling costs ($/tonne)	N=E/H	9.31	13.76	-	10.62
Cash production costs ($/tonne)	0=L+M+N	$65.35	$44.80	$-	$59.26
Total production costs ($/tonne)	P=K+O	$93.67	$55.52	$-	$82.37

11. Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the unaudited condensed consolidated financial statements as of and ended December 31, 2017, as well as the audited consolidated financial statements for the year ended March 31, 2017.

(i) Ore reserve and mineral resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex engineering and geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with engineering and geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:

  Future production estimates – which include proved and probable reserves, resource estimates and committed expansions;

  Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and

  Future cash costs of production, capital expenditure and rehabilitation obligations.

Management’s Discussion and Analysis	Page 30

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

As the economic assumptions change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:

  The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;

  Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and

  The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

(ii) Impairment of assets

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is determined as the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or CGUs. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the costs of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

12. New Accounting Standards

IFRS 15 – Revenue from contracts with customers, the standard on revenue from contacts with customers was issued in September 2015 and may be effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. In April 2016, the IASB issued targeted amendments to IFRS 15 related to identifying performance obligations, principal vs agent consideration, licensing and transitional relief for modified contracts and completed contracts. The Company has reviewed its revenue streams and underlying contracts with customers to determine the impact that the adoption of IFRS 15 will have on its financial statements. The Company plans to apply IFRS 15 at the date it becomes effective but has not yet selected a transition approach and does not anticipate that there will be any significant recognition or measurement impact subsequent to adoption. The Company continues to evaluate the impact that the adoption will have on disclosure in the consolidated financial statements.

IFRS 9 (2014) – Financial Instruments (amended 2014): In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”). The Company adopted IFRS 9 (2010) – Financial Instruments effective April 1, 2011. The Company has reviewed its financial instruments to determine the impact that the adoption of IFRS 9 will have on its financial statements. The Company does not anticipate that there will be any changes to the classification or the carrying values of the Company’s financial instruments as a result of the adoption. The Company does not currently apply hedge accounting to its risk management contracts and does not intend to apply hedge accounting to any of its existing risk management contracts on adoption of IFRS 9. The Company continues to evaluate the impact that the adoption will have on disclosure in the consolidated financial statements.

Management’s Discussion and Analysis	Page 31

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

IFRS 16 - Leases was issued by the IASB and will replace Leases (“IAS 17”). IFRS 16 requires most leases to be reported on a company’s balance sheet as assets and liabilities. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early application permitted for companies that also apply IFRS 15 - Revenue from Contracts with Customers. The Company has developed a project plan and is gathering data to assess the impact that the adoption of IFRS 16 will have on its consolidated financial statements by cataloging and reviewing all existing leases.

Amendments to IFRS 2 - Share-based payment. On June 20, 2016, the IASB issued amendments to IFRS 2, Share-based Payment, regarding accounting for cash-settled share-based payment transactions that include a performance condition, classification of share-based payment transactions with net settlement features and accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments are effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is assessing the impact of this amendment.

IFRIC 22 - Foreign currency transactions and advance consideration. On December 8, 2016, the IASB published IFRIC 22, Foreign Currency Transactions and Advance Consideration to clarify the exchange rate that should be used for transactions that include the receipt or payment of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is assessing the impact of this standard.

13. Other MD&A Requirements

Additional information relating to the Company: (a) may be found on SEDAR at www.sedar.com;

(b) may be found at the Company’s web-site www.silvercorpmetals.com; (c) may be found in the Company’s Annual Information Form; and,

(d) is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2017.

14. Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding: (a) Share Capital Authorized - unlimited number of common shares without par value

Issued and outstanding – 167,768,022 common shares with a recorded value of $231.0 million Shares subject to escrow or pooling agreements - $nil.

(b) Options

As at the date of this report, the outstanding options comprise the following:

Management’s Discussion and Analysis	Page 32

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Number of Options	Exercise Price (CAD$)	Expiry Date
30,000	5.58	2/24/2020
143,000	4.34	9/18/2019
167,562	3.91	3/7/2018
910,000	3.63	2/18/2020
266,124	3.41	9/12/2018
1,070,000	3.36	10/2/2020
168,375	3.25	6/2/2018
126,437	2.98	1/21/2019
352,125	1.75	5/29/2019
236,571	1.76	10/14/2019
1,427,257	1.43	6/2/2020
2,548,794	0.66	12/30/2018
7,446,245

15. Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limit to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; Audited Consolidated Financial Statements; and Management’s Discussion and Analysis for the year ended March 31, 2017. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

· Metal Price Risk

The Company’s sales prices for lead and zinc pounds are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com; gold ounces are fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of the project. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted.

Management’s Discussion and Analysis	Page 33

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

· Permits and licenses

All mineral resources and mineral reserves of the Company’s subsidiaries are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that approvals necessary to develop and operate mines on the Company’s properties will be granted or renewed in a timely and/or economical manner, or at all.

· Title to properties

With respect to the Company’s Chinese properties, while the Company has investigated title to all of its mineral claims and to the best of its knowledge, title to all of its properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. The Company cannot give any assurance that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties in China have not been surveyed, and the precise location and extent thereof may be in doubt.

· Operations and political conditions

All the properties in which the Company has an interest are located in China, which has different regulatory and legal standards than those in North America. Even when the Company’s mineral properties are proven to host economic reserves of metals, factors such as political instability, terrorism, opposition and harassment from local miners, or governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation of profits.

All the Company’s operations are located in China. These operations are subject to the risks normally associated with conducting business in China. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, risk of adverse changes in laws or policies, increases in foreign taxation or royalty obligations, license fees, permit fees, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings, and foreign exchange controls and currency devaluations.

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to similar laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in China arising from such risks, there can be no assurance that such problems will not arise in the future. The Company currently does not carry political risk insurance coverage.

The Company’s interests in its mineral properties are held through joint venture companies established

Management’s Discussion and Analysis	Page 34

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

under and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations. Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. There can be no assurance that these guidelines will not change in the future.

· Regulatory environment in China

The Company conducts operations in China. The laws of China differ significantly from those of Canada and all such laws are subject to change. Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

· Environmental risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental laws and regulations in China. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations.

There are also laws and regulations prescribing reclamation activities on some mining properties. Environmental legislation in many countries including China is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and permits will not materially adversely affect the Company’s business, results of operations or financial condition. It is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time. The Company’s compliance with environmental laws and regulations entail uncertain costs.

· Risks and hazards of mining operations

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation:

(i) environmental hazards;

(ii) discharge of pollutants or hazardous chemicals;

Management’s Discussion and Analysis	Page 35

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(iii) industrial accidents;

(iv) failure of processing and mining equipment;

(v) labour disputes;

(vi) supply problems and delays;

(vii) encountering unusual or unexpected geologic formations or other geological or grade problems;

(viii)encountering unanticipated ground or water conditions;

(ix) cave-ins, pit wall failures, flooding, rock bursts and fire;

(x) periodic interruptions due to inclement or hazardous weather conditions;

(xi) equipment breakdown;

(xii) other unanticipated difficulties or interruptions in development, construction or production; and

(xiii) other acts of God or unfavourable operating conditions.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

16. Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at December 31, 2017, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management concluded that the disclosure controls and procedures (as defined in Rule 13a-15(e) under Securities Exchange Act of 1934) are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

17. Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the quarter that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

18. Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers

Dr. Rui Feng, Director, Chairman	Rui Feng, Chief Executive Officer

Yikang Liu, Director	Derek Liu, Chief Financial Officer

Management’s Discussion and Analysis	Page 36

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Paul Simpson, Director	Lorne Waldman, Senior Vice President, Corporate Secretary & General Counsel

David Kong, Director	Luke Liu, Vice President, China Operations

Marina A. Katusa, Director

Mr. JianZhao Ying, P.Geo., is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated ore production and grades from the Company’s mines in the Ying Mining District; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;

  fluctuating currency exchange rates;

  increasing labour costs;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws,

Management’s Discussion and Analysis	Page 37

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 38